SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549


                              Schedule 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             CorVel Corporation
                                       (Name of Issuer)

                               Common Stock
                         (Title of Class of Securities)

                                221006109
                               (CUSIP Number)


Check the following if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


                              (Continued on following page(s))


                                   Page 1 of 4 Pages

CUSIP No.      221006109        13G     Page 2 of 4 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       North Star Universal, Inc.
      (IRS ID#41-0498850)

2.     CHECK ONE OF THE FOLLOWING IF A MEMBER OF A GROUP
               (a) _____
               (b) _____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.     1,225,000*     SOLE VOTING POWER

     6.                    SHARED VOTING POWER

     7.     1,225,000*     SOLE DISPOSITIVE POWER

     8.                    SHARED DISPOSITIVE POWER


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,225,000*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       26%*

12.    TYPE OF REPORTING PERSON

       CO

*  Held by ENStar Inc., a wholly owned subsidiary of North Star Universal, Inc.







                                                               Page 3 of 4 Pages



AMENDMENT NO. 2 TO SCHEDULE 13G


Item 1(a).  Name of Issuer.
Corvel Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.
1920 Main Street
Suite 1090
Irvine, California  92714

Item 2(a). Name of Person Filing.
Filed by North Star Universal, Inc. for its ownership in the Issuer's shares.

Item 2(b). Address of Principal Business Office.
     North Star Universal, Inc.
     6479 City West Parkway
     Eden Prairie, Minnesota  55344

Item 2(c). Citizenship.
North Star Universal, Inc. is organized in Minnesota.

Item 2(d). Title of Class of Securities.
Common Stock, $.0001 par value.

Item 2(e). CUSIP Number.
221006109.

Item 3. Identification.
None of the listed options apply.

Item 4.  Ownership.
(a)   Amount Beneficially Owned:  1,225,000

(b)   Percent of Class:  26%

(c)   Number of Shares as to Which North Star Universal, Inc. Has:

          (i)   sole power to vote or to direct the vote: 1,225,000
          (ii)  shared power to vote or direct the vote:
          (iii) sole power to dispose or to direct the disposition of: 1,225,000
          (iv)  shared power to dispose or to direct the disposition of:

      North Star Universal, Inc. ("North Star") filed a Schedule 13G with respect to its beneficial ownership of 1,575,000 shares (as of December 31, 1991) of Fortis Corporation on or about February 14, 1992. Fortis Corporation subsequently changed its name to CorVel Corporation ("CorVel").

                                                            Page 4 of 4 Pages



      On February 9, 1996, North Star filed Amendment 1 to its Schedule 13G to reflect a decrease in the number of CorVel shares it owns from 1,575,000 to 1,225,000.

      This Amendment 2 to North Star's Schedule 13G reflects the transfer of the CorVel shares from North Star to ENStar Inc., a wholly owned subsidiary of North Star. North Star continues to have full beneficial ownership of the CorVel shares after the transfer.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8. Identification and Classification of Members of the Group.
Not applicable

Item 9. Notice of Dissolution of Group.
Not applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 2, 1996                     NORTH STAR UNIVERSAL, INC.


                                             By /s/ Peter E. Flynn
                                             Peter E. Flynn
                                             Executive Vice President and
                                             Chief Financial Officer